OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Rhino Hide LLC

273 Birch Banks
Sagle, ID 83860

www.rhino-hide.com



10000 units of Non-Voting Class B Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 1,070,000* Non-Voting Class B Units ($1,070,000)

*Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 10,000 Non-Voting Class B Units ($10,000)

Company	Rhino Hide LLC
Corporate Address	273 Birch Banks, Sagle Idaho 83860
Description of Business	Rhino Hide is a new category of product made from a 2-part composite-reinforced-liquid that can be poured into small holes at the top of any standard wall. The wall is filled, and the liquid chemically hardens in a few hours to make the walls or structures it is filled with, impervious to projectiles from small arms fire or extreme weather such as hurricanes or tornadoes.
Type of Security Offered	Non-Voting Class B Units
Purchase Price of Security Offered	$1.00 Per Unit
	•
Minimum Investment Amount (per investor)	$100

Perks*

$1,000+

- Rhino Hide - "StartEngine Investor" Polo

$5,000+

- Rhino Hide bulletproof molded sample
- Rhino Hide - "StartEngine Investor" Polo

$10,000+

- Product Test Trip to Lake Pend Oreille (US investors only)
- Rhino Hide bulletproof molded sample
- Rhino Hide - "StartEngine Investor" Polo

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Rhino Hide LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Non-Voting Class B Units at $1 / unit, you will receive 10 Non-Voting Class B bonus units, meaning you'll own 110 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Rhino Hide Business

Rhino Hide is a new category of product made from a two-part composite-reinforced-liquid that can be poured into small holes at the top of any standard wall. The wall is filled, and the liquid chemically cures in a few hours to a hard consistency. The composites contained in this new patented product make the walls or structures it is filled with, impervious to projectiles from small arms fire or projectiles from extreme weather such as hurricanes or tornadoes.

Currently we have developed a working product, prototyped the filler and successfully tested it. We have also written and submitted a provisional patent developed a website, and created various media content items such as video and images.

Rhino Hide:

- Allows students and teachers to shelter in place
- Can be installed in existing walls and structures

- Takes only hours to install, not weeks like other bulletproof products
- Can be installed at a fraction of the cost of other options
- Improves the buildings resistance to severe storms and fire
- Serves to dampen sound from adjacent rooms

How does Rhino Hide work?

When a bullet is fired into a wall it first impacts the exterior sheet-rock layer. This causes the bullet tip to mushroom, which increases the frontal size of the projectile. As it passes into the **Rhino Hide** layer the high tensile strength fibers resist tearing or puncturing much like the fibers in a bulletproof vest. As the bullet travels forward, the **Rhino Hide** material slows the projectile and spreads the energy like ripple from a stone in water. The wave of energy distributes the energy throughout the wall and stops the bullet.

The **Rhino Hide** Company will be releasing this new product in stages as part of a strategic plan for sustainable growth. Schools are the intended primary market but initially the **Rhino Hide** company will need sales into alternative markets such as home security. Targeting smaller markets, in the private sector, will allow for a more manageable growth and provide us with experience and time to acquire required certifications.

Supply Chain

The Rhino Hide product will be mixed and packaged by a custom chemical blending company until sales are large enough to justify the cost to set up mixing facilities. Customers will make and pay for orders upfront, with a minimum order size and lead-time. Once an order comes in, an order is placed with the mixing company. The mixing company will drop ship the product directly to the end customer. The Rhino Hide product has a limited shelf life. Drop shipping direct from the blender will eliminate cash flow issues and increase the customers time to use the product.

Competition

The Rhino Hide bulletproof wall filler product is the first of its kind. Currently, there are no other products that can be used to make an existing wall bulletproof by filling the internal void. There are a multitude of companies that can provide bulletproof walls by other means. These options require the dismantling and reconstruction of the walls, or require the addition of exterior layers of concrete or paneling. The alternate processes are expensive and time consuming. We intend to partner with the security companies that provide this sort of custom construction services to their customers. Since our product is less expensive and much easier to install we expect that these security companies will become part of our sales force and therefor not be competitors at all.

Liabilities and Litigation

There are no liabilities or litigation

The team

Officers and directors

Jason Giddings	Founder/CEO/Managing Member

Jason Giddings
Jason Giddings is Founder and Chief Executive Officer of Giddings Product Development, Inteliscope LLC. An aerospace engineer and a lifelong entrepreneur and inventor, Jason observed that many smaller custom product-based businesses could not afford to build up their own product development teams capable of professional-level industrial design. As a result, he founded Giddings Product Development in 2005. In 2007, services were expanded to include production tooling and manufacturing. In 2010, capabilities were further increased by the addition of printed circuit board design as well as software and firmware development. In 2013, he formed Inteliscope LLC, in an endeavor to create and manufacture a smartphone mount that turns your iPhone or Android into a low cost thermal scope for rifles and archery. Jason has several patents and has designed hundreds of products that are currently being sold in every corner of the world.

Number of Employees: 1

Related party transactions

Jason Giddings, the sole holder of the 2,000,000 Class A Units, contributed both monetary and non-monetary contributions in exchange for Class A Units.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be found to be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently hold 1 provisional patent, as well as current and future trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to Bulletproof wall fillers and other security products.
- **There are other potential competitors who are better positioned than we are to take the majority of the market** We will compete with larger, established companies who will see this product category and the opportunity it presents. They have much better financial means and marketing/sales and human resources than us. They may find a way to circumvent our intellectual property and succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no

assurance that competitors will not render our technology or products obsolete or that the Rhino Hide product developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **This is a new company.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Rhino Hide product is a good idea, and that Rhino Hide will be able to secure the intellectual property rights to the wall filler product, that we will be able to successfully market, manufacture and sell the Rhino Hide product, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any product and we plan to market it such that it that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

- **Even if we raise the maximum sought in this offering, we may need to raise more funds in order to be able to start manufacturing operations.** We estimate that we will require at least $100,000 to commence commercial production of the Rhino Hide wall filler product. We believe that we will be able to finance the commercial production of the this product through pre-payment of orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **The Company may never receive a future equity.** The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

- **Our financial review includes a going concern note** The ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Any valuation at this stage is speculation.** The value of the company was not established using a formal appraisal, but with what we believe to be the fair market value, based on the estimated value of the limited assets such as product design, prototypes, web assets, business planning and expertise of the founder and team in bringing products and services to the marketplace.

- **Our business projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you) will make money. If there is sufficient demand for the Rhino Hide product, people think its a better option than the competition, and Rhino

Hide has priced the product at a level that allows the company to make a profit and still attract business.

- **Previous Regulation Crowdfunding** Jason Giddings has previously performed a Regulation Crowdfunding offering under the issuer ScreenDoor GreenHouse LLC, which did not meet its offering minimum and therefor had no funds closed on.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jason Giddings, 100.0% ownership, Class A Units

Classes of securities

- Class A Units: 2,000,000

Distribution Rights

Holders of Class A Units are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The company will distribute K-1s to all members in accordance with the operating agreement and as required by law. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying cash dividends after this Offering for the foreseeable future.

Voting Rights

Class A Units shall be management units with the right to vote on all matters requiring the approval of the Requisite Management Members or the Requisite Members as set forth in the Operating Agreement.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up, holders of Class A Units will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all Company's debts and other liabilities.

Rights and Preferences

No Classes have preemptive, conversion or other rights.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Class B Units: 0

Distribution Rights

Holders of Class B Units are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The company will distribute K-1s to all members in accordance with the operating agreement and as required by law. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying cash dividends after this Offering for the foreseeable future.

Voting Rights

Class B Units shall be non-voting Units.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up, holders of Class B Units will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all Company's debts and other liabilities.

Rights and Preferences

No Classes have preemptive, conversion or other rights.

- Class C Units: 0

Distribution Rights

Holders of Class C Units are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The company will distribute K-1s to all members in accordance with the operating agreement and as required by law. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying cash dividends after this Offering for the foreseeable future.

Voting Rights

Class C Units shall be Profits Interests which shall have the same voting rights as the Class B Units

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up, holders of Class C Units will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all Company's debts and other liabilities.

Rights and Preferences

No Classes have preemptive, conversion or other rights.

What it means to be a Minority Holder

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Dilution

Additional issuances of securities

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities

The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any
liability arising from the existence of any such conflict of interest.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-10-31.

Financial Condition

Results of Operation

Rhino Hide is a new company and does not have an operating history.

Overview

Rhino Hide designs, manufactures, and sells security products. Our flagship product is a two-part composite liquid that is poured into walls and other cavities to provide resistance to projectiles from firearms and severe storms.

Rhino Hide:

- Allows people endangered by projectiles to shelter in place
- Can be installed in existing walls and structures
- Can be installed in a relatively short time, as compared to other bulletproof options
- Can be installed at a fraction of the cost of other options
- Improves the buildings resistance to severe storms
- Serves to dampen sound from adjacent rooms

Previous and Future Sales

Rhino Hide has not yet generated any revenues and does not anticipate doing so until we have completed the final steps of product development, and distribution center set-up, which we do not anticipate occurring until the 5th month after the end of the first funding round. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without further revenue generation.

Financial Milestones

Milestone 1

Our minimum investment goal of $10,000 is intended to allow us to more aggressively market our campaign to potential investors and help us transition to achieve the maximum fundraising goal of $107,000 in the first round. We expect the first round to be complete within the first 3 months.

Milestone 2

Once our first round maximum of $107,000 is achieved, we intend to purchase production equipment and prepare for our first phase production quantities. In the first phase of our sales strategy, we intend to sell to smaller customers such as security companies and other private firms. This will allow us to grow in a lean and responsible way, testing the market and fine tuning our product and message along the way. We expect Milestone 2 to be complete 10 months after the completion of the first funding round of $107,000.

Milestone 3

Using the information we collect during the second milestone we expect to be ready to increase production volumes and begin marketing to larger customers such as schools and government agencies. To accomplish this we will need to increase our production capabilities which will require the purchase of capital equipment and, therefore require another fundraising round of up to $900,000.

Initial growth during the first year depends a lot on how long it takes to meet the funding goals. The financial projections are based on a equipment set up in early August of 2018 but realistically, each fundraising level may take more or less time to reach the goals and transfer the funds.

Sales Outside the US

Our research has shown that this product may also have traction in European countries. After the first year of sales in the US we intend to set up sales channels in Europe as well as other regions. This will require manufacturing facilities specifically in those countries. Setting up manufacturing in other countries can be daunting so a likely approach would be for Rhino Hide to offer licensing options.

Challenges

Operational: Issues may arise from the volume required to satisfy multiple orders each month. An average order can be 5,000 gallons and may be upwards to 15,000 gallons. as the sales grow, warehousing enough product to satisfy the volume of monthly orders will become unsustainable. based on the required space and the short shelf life of the product. To solve this problem we will take orders for product with a standard lead time. the customer will order the product and receive the product a few weeks later.

Liquidity: We intend to sell the product on a cash up-front basis. It is common in the construction industry for product to be purchased and paid in full at the time of the order, even if the delivery may not be immediate. This will solve any cash flow issues since cash will be available for the materials at the time of the order.

Exit Strategy

Our primary exit strategy is to build the company value in the first 4-5 years and then find an acquisition partner.

Liquidity and Capital Resources

Rhino Hide is a new company and has no cash or liquid assets and is currently not receiving revenue from sales. Our initial fundraising maximum goal of $107,000 will not be sufficient to bring the company to a point of sustaining itself. It would allow the company to purchase tooling and prepare for future rounds, over the first three months but according to our financial model we expect that the company would require a total of $300,000 to operate for one year and become self sufficient,

including the cost of fundraising.

This will require us to raise the proceeds in a phased approach, where a small portion of the proceeds from the first phase will pay for the preparation of the transition to the second fundraising phase, which has more stringent SEC filing requirements.

Alternative funding options:

Assets are being accumulated and there is currently no debt. After the first phase of fundraising the company will likely have tooling complete and posses sufficient assets to qualify for other types of capital influx.

Accelerator Loan: One possible option is to procure a loan of up to $250,000 from the local Ignite Northwest Incubator. I am a graduate and, as such, may qualify for this favored program.

Bank Loan: Although it is not preferred and will be avoided, a small business loan based on assets might allow the company to reach its goals without being fully funded, and lines of credit could be used for short term inventory needs. It would be far better for the company to avoid being saddled with debt by taking on more investment from existing or new investors instead of bank loans or alike.

Indebtedness

Rhino Hide has no debt.

Recent offerings of securities

None

Valuation

$2,000,000.00

The value of the company was not established using a formal appraisal, but with what we believe to be the fair market value, based on the market size and estimated value of the limited assets such as product design, prototypes, provisional patent, web assets, business planning and expertise of the founder and team in bringing products and services to the marketplace. Jason Giddings' contribution of $69,596.87 consists of the following: $100.00 cash to set up bank account, $120.00 filing fee with Idaho Secretary of State, $1,751.87 other expenses related to business set-up, $14,375 (115 hours at $125/hr) to build website, $15,000 (120 hours at $125/hr) to design prototype, $11,250 (90 hours at $125/hr) to build prototype, and $27,000 (216 hours at $125/hr) in business development

USE OF PROCEEDS

	Offering	

	Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9400	$1,005,800
Use of Net Proceeds:		
Marketing	$5000	$301,740
Working Capital	$4400	$150,870
Inventory	$0	$40,232
Operations	$0	$100,580
Company Employment	$0	$352,030
Total Use of Net Proceeds	$9400	$1,005,800

We are seeking to raise a minimum of $10,000 and up to $1,070,000 in this offering through Regulation Crowdfunding. The minimum raise is set to $10,000 so that the company can get started right away and begin withdrawing funds early in the raise. This will allow the business work to begin early and it will allow a better chance of a successful raise since a portion of the funds can be used for marketing the raise. Although the current offering maximum raise is $107,000, the financial model will require a total of $300,000 for the first full year of operation and is expected to be self sustaining after that point. According to SEC rules for crowdfunding Rhino Hide will need to go through a CPA review prior to raising over $107,000. We plan to start this process prior to the transition into the increased offering size.

For the first $10,000 of the fund-raise we expect to spend $5,000 on marketing intended get the word out, since Regulation Crowdfunding does allow advertising of offerings. This marketing effort will consist mostly of Facebook advertising which has been found to give the best bang for the buck. We expect that this will optimize our raise throughout the 3-month offering duration. We will use the remaining funds for operating costs including the CPA Review process.

If the maximum amount $1,070,000 is achieved, $25,000 will be used to further test

and fine tune the product chemistry with the end goal of reducing the material cost. $55,000 will be used for the set up of the mixing and packaging equipment. The remainder will be used for marketing and working capital as described above.

After this initial offering, we intend to transition into a larger raise to secure funding for the entirety of the first year of operation.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.rhino-hide.com in the "Investment" area labeled "annual report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year." The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Rhino
Hide LLC

[See attached]

Rhino Hide LLC

UNAUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDING
DECEMBER 31, 2018

MICHAEL S. SAPP
CERTIFIED PUBLIC ACCOUNTANT

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REPORT ………………………………………… 2

FINANCIAL STATEMENTS

     BALANCE SHEET ………………...……………………………………….. 3
     STATEMENT OF OPERATIONS ……………………………………….. 4
     STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY ……………………. 5
     STATEMENT OF CASH FLOWS …………………………………….…... 6

NOTES TO FINANCIAL STATEMENTS …………………………………………… 7

MICHAEL S. SAPP
CERTIFIED PUBLIC ACCOUNTANT

16150 AVIATION LOOP DRIVE
SUITE 15612
BROOKSVILLE, FL 34604
(727) 469-3236

MEMBER OF:
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Review Report

To the members of management of Rhino Hide LLC:

We have reviewed the accompanying financial statements of Rhino Hide LLC, which comprise the balance sheet as of December 31, 2018, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Michael S. Sapp, CPA
April 22, 2019

3

Rhino Hide LLC
Balance Sheet
As of December 31, 2018

ASSETS

Current Assets		
Cash	$	21,269
Accounts receivable, net of allowance for doubtful accounts		-
Other receivables		16,802
Total Current Assets		38,071
Land, building, and equipment, net		-
TOTAL ASSETS	$	38,071

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	-
Total Current Liabilities		-
Stockholder's Equity		
Class A shares, $1.00 par value per share, 2,000,000 shares authorized and issued		2,000,000
Class B shares, $1.00 par value per share, 117,341 shares authorized and issued		117,341
Discount on Class A shares		(1,930,403)
Discount on Class B shares		(1,011)
Retained earnings		(147,856)
Total Stockholder's Equity		38,071
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	38,071

MICHAEL S. SAPP
CERTIFIED PUBLIC ACCOUNTANT
4

Rhino Hide LLC
Statement of Operations
For the year ending December 31, 2018

Revenues	$	-
Cost of Goods Sold		-
Gross Profit		-
Operating Expenses		
Selling expenses		26,763
General and administrative		121,092
Total Operating Expenses		147,856
Income from Operations		(147,856)
Other Income/Expenses		-
Net Income	$	(147,856)

Rhino Hide LLC
Statement of Changes in Stockholder's Equity
For the year ending December 31, 2018

	Common Stock		Stock Discount	Paid-In Capital	Retained Earnings	Total Equity
	Shares	Amount				
Balance as of December 31, 2017	-	$ -		$ -	$ -	$ -
Class A stock sale, $1.00/share	2,000,000	2,000,000	(1,930,403)	-		69,597
Class B stock sale, $1.00/share	117,341	117,341	(1,011)	-		116,330
Net Income					(147,856)	(147,856)
Balance as of October 31, 2018	2,117,341	$ 2,117,341	$ (1,931,414)	$ -	$ (147,856)	$ 38,071

Rhino Hide LLC
Statement of Cash Flows
For the year ending December 31, 2018

Cash flow from operating activities

Net income	$	(147,856)
Add/(deduct) items providing/(using) cash:		
Increase in accounts receivable		(16,802)
Increase in current liabilities		-
Net cash flow provided by operating activities		(164,658)

Cash flow from investing activities

Fixed asset additions		-
Net cash flow used by investing activities		-

Cash flow from financing activities

Common stock issuance proceeds		185,927
Net cash flow provided by financing activities		185,927

Net increase (decrease) in cash		**21,269**
Cash at beginning of period		-
Cash at end of period	$	**21,269**

Rhino Hide LLC
Notes to Financial Statements

NOTE 1 – BACKGROUND INFORMATION

Rhino Hide LLC was formed on June 13th, 2018 in the State of Idaho, with headquarters in Sandpoint, Idaho.

Rhino Hide LLC is a completely new category of product made from a two-part composite-reinforced liquid and filled with a special aggregate. The blend is poured into small holes at the top of any standard wall. Once the wall is filled, the liquid chemically cures in a few hours to a hard-plastic consistency. The formulated composite in this new product makes the walls or structures they are filled with impervious to projectiles from small arms fire or projectiles from extreme weather such as hurricanes or tornadoes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared in accordance with Financial Accounting Standards Accounting Standards Codification ("FASB ASC") FASB ASC 958-605 and 958-205.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect

the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of bulletproof wall filler and various installation equipment, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company does not have any outstanding debt or accrued liabilities as of the data of the balance sheet.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

The Company has two classes of units (Class A and Class B Units) which are as follows:

Class A Units
There are 2,000,000 Class A Units which are 100% owned by Jason Giddings, the Company's CEO. Class A Units include voting rights.

There are 117,341 Class B Units which are offered to the public and held by various investors. Class B Units do not include voting rights.

NOTE 6 – RELATED PARTY TRANSACTIONS

Jason Giddings, the sole holder of the 2,000,000 Class A Units, contributed both monetary and non-monetary contributions in exchange for Class A Units.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 22, 2019, the date of issuance of the financial statements. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Rhino Hide is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

PLAY VIDEO
HIGH SCHOOL
12
Hours Left
354
Investors
$107,000.00
Raised of $10K - $107K goal
Rhino Hide
Bulletproof Wall Filler
Small OPO Eagle, ID Technology
Accepting International Investment
Invest Now
$100.00 minimum investment

Overview Team Terms Updates Comments Share

Rhino Hide is now and actively recruiting Certified Installers all over the US. See the "Updates" section below to learn more about how to apply.

Protecting People Wherever They Gather

Invest in Rhino Hide

If a shooter can't get into a classroom through a bulletproof door, and they can't shoot or break through the walls, then they can't harm our kids. Based on our testing, a **typical bullet can penetrate as many as eight wall sections** before the projectile is stopped. Students need a way to instantly shelter in place!

Rhino Hide is a completely new category of product made from a two-part composite-reinforced liquid that can be poured into small holes at the top of any standard wall. The wall is filled, and the liquid chemically cures in a few hours to a hard consistency. The formulated composite in this new product, that is currently protected by a provisional patent, make the walls or structures it is filled with impervious to projectiles from small arms fire or projectiles from extreme weather such as hurricanes or tornadoes.

Rhino Hide:

- Allows students and teachers to shelter-in-place
- **Can be installed in existing walls and structures!**
- Takes hours to install, not weeks
- Much lower cost than competitive classroom shelters
- Serves to dampen sound from adjacent rooms

How does Rhino Hide work?

When a bullet is fired into a wal,l it first impacts the exterior sheet-rock layer. Without **Rhino Hide**, the projectile passes right through. **Rhino Hide** provides a reinforcement backing which causes the projectile to mushroom and increases the frontal surface area. As it passes into the



The image above shows the three most commonly used firearm types in the United States, and, based on our testing, how easily **the bullets from each one penetrate eight sheetrock wall sections**.



Rhino Hide
Typical Installation

mushroom and increases the frontal surface area. As it passes into the **Rhino Hide** layer, the high-compression-strength composite resists puncturing, much like the fibers in a bulletproof vest, and spreads the energy like a ripple from a stone in water. The wave of energy distributes the energy throughout the wall and stops the bullet.





Steel/Wood Studs

Filler Holes

Filler Hose

Rhino Hide Filler

Sheetrock Panels

Currently we have developed a working product, prototyped the filler and successfully tested it. We have also written and submitted a provisional patent, developed a website, and created various media content items such as video and images.



*The **Rhino Hide** Brand is a Badge Placed on Structures Protected by Our Product and Tells Bad Actors to Stay Out!*

How Our Products Are Better

Time to Shelter

One of the most important aspects of sheltering-in-place is the time it takes for a student to get from his or her chair to the inside of a securely-locked shelter. Currently available shelters are installed in one corner of the room. In the case of danger, students must move from their seats into the shelter. Some shelters must also be set up. These extra steps take up extremely valuable time. **With Rhino Hide, the room is the shelter.** Students just stay where they are and are completely safe.

Cost

Other shelter-in-place options cost about $1,000 per student. The competitor's product shown here holds 20 students at a cost of $21,000. **Rhino Hide** can easily protect twice as many students at a lower cost.

Use of Space

Space is a valuable asset. Shelter-in-place options from other companies can take up large portions of the classroom. Since **Rhino Hide** fills the existing walls, it requires no extra space and doesn't require extra time to set up.

Retrofitting

There are already a few options for making walls bulletproof. Walls can be constructed with special hard paneling inside or can be simply constructed using concrete or brick. The problem is that there are already over 140,000 schools in the US alone, and most of them have standard







stick or metal frame walls with sheet-rock exteriors. Demolition and reconstruction of these structures would be very expensive and take months. **Rhino Hide** can be installed in just a few hours per room, at a fraction of the cost.



EXPANDABLE SHELTERS
TAKE VALUABLE TIME
TO SET UP

Where Else Can **Rhino Hide** Be Used



Police Car Doors and Panels

It is standard operating procedure for police to use their car as a barricade, but this gives them a false sense of security. The thin soft metal in vehicles affords little protection. **Rhino Hide** can solve this problem.

Government Buildings

There are numerous government buildings located all over the world and many are in unfriendly areas like Benghazi, Libya. **Rhino Hide** can be used to fortify these locations.

Rapid Deploy Military Barriers

Every military base on earth requires some sort of ballistic barriers. **Rhino Hide** can be molded into reusable blocks that can be quickly set up and then easily moved if the need arises.

Theaters

Have you ever gone into a theater and your first thought is, "What would I do if a shooter entered?" **Rhino Hide** can fill wall partitions or even the chair backs, giving the audience a place to shelter if the worst happens.

Community Storm Shelters

Oftentimes, schools and other community buildings' are used as a gathering place for folks who need shelter from storms. **Rhino Hide** can be used to improve these buildings resistance to projectiles from storms.

Safe Rooms

Residential and community safe rooms and safe buildings are a big business. **Rhino Hide** could provide this security at a fraction of the cost.



Who Am I?

My name is Jason Giddings. I am an aerospace engineer, and I have spent the last 23 years of my life designing and manufacturing product ideas for other people and businesses. I have started and currently own two successful businesses...Giddings Product Development and Inteliscope.

*I invented **Rhino Hide** because I have a daughter in high school. I see school shootings occurring more and more frequently. It is sickening to imagine this sort of violence occurring at her school. Unfortunately, the topic of school shootings has become a political tool. It is frustrating to see politicians on both sides using this, to further their own agendas. There is a solution and it is simple. Keep the bad folks out, and make it impossible to do any harm.*

-Jason Giddings
CEO

The Offering

- **Target Offering Amount:** This offering is for up to $107,000 in total investment.
- **Minimum Raise:** The minimum total investment for the closing of escrow and the purchase of Units is $10,000. After close of the Minimum Raise, the Company intends to close escrow as funds are raised up to the Target Offering Amount.
- **Investors:** Accredited and non-accredited investors who subscribe through StartEngine.com pursuant to a Reg CF offering.
- **Instrument:** The investment instrument is non-voting Class B Limited Liability Interest ("Units").
- **Price per Unit:** $1.00.
- **Number of Shares:** Up to 107,000 Class B Units are being offered.
- **Minimum Investment:** $100 per investor (100 Units).
- When you invest you are betting the Company's future value will exceed $2.1M.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Perks







- "Rhino Hide - StartEngine Investor" Polo

- Rhino Hide bulletproof sample
- "Rhino Hide - StartEngine Investor" Polo

- Product Test Trip to Lake Pend Oreille
- Rhino Hide bulletproof sample
- "Rhino Hide - StartEngine Investor" Polo

All perks occur after the offering is completed. Trip is for US investors only.

Accomplishments





This image is a prototype, the final product may vary

Patent

The first step I took when I came up with this idea was to perform exhaustive patent and prior art searches to make sure there was nothing like this already available. Then I wrote a provisional patent, and submitted it to the United States Patent and Trademark Office. This will provide me with a one year window to file for a full design patent. My number one priority, moving forward, is to keep intellectual property secure.

Prototype

The prototypes you see in the video were developed in iterations. I tested several blends to come up with the current functional version, shown. These fillers are provided to the customer in two parts that are mixed, pored into the wall, and chemically react to form a solid. Although the tests using the current blend of materials were perfectly successful, we intend to perform future tests using different durometers and foaming agents in an effort to improve performance and reduce the material cost.



Ignite Accelerator



I dedicated several months to developing the **Rhino Hide** business model by using the techniques studied in an Ignite Northwest Accelerator Program. Using this rigorous class and speaking with numerous expert instructors in a variety of business development fields has given me strong confidence in the Rhino Hide business plan. As part of the class, I developed skills specific to the following areas of business development:

- Value Proposition
- Intellectual Property
- Marketing Tactics
- Revenue Models
- Team/Leadership Development
- Growth Financing Options

- Product-Market Fit
- Market Planning and Strategy
- Go-To-Market Strategies
- Financial Reporting
- Legal



John Overby, Ignite Northwest

Peer Confidence

"Working as Jason's CEO Accelerator Coach enabled me to learn his many talents and of his successful business background. He has designed several successful products and businesses in his career, and we are sure the Rhino Hide will be just his latest success story. He was the most outstanding CEO in our 5th cohort. He is a pleasure to work with and was a valuable contributor to others in his class. Jason is a natural leader and has launched other successful products. He has also assembled around himself a team of complimentary advisers to help him make Rhino Hide a successful new venture." - John Overby, Ignite Northwest

AVERAGE SCHOOL SHOOTING LASTS 12.5 MINUTES / **AVERAGE POLICE RESPONCE TIME IS 18 MINUTES**

DEPARTMENT OF HOMELAND SECURITY

Our Market and Industry

Federal Education Budget Allocations



Safety and Improvements
Title 1 Funding
Head Start Programs
Special Education
Other/Misc Funding
School Lunch Programs

$14 Billion
$16.3 Billion
$11.3 Billion
$6.4 Billion
$14.2 Billion
$8.7Billion

(source of chart click here)

According to the National Center for Education Statistics, there are over 138,000 schools in the United States. K-12 enrollment is about 55 million students per year, with an average class size of 21 students. At an average cost of $15,000 to secure a classroom with **Rhino Hide,** we can estimate that the **total available market size is $39 billion** to secure approximately 2.6 million classrooms. (Source)

School safety budgets are getting a boost. A March press release from the U.S. House of Representatives Committee on Appropriations touted **$2.3 billion in increases for school safety this year alone**, with funds coming through programs at the Education, Justice, and Health and Human Services departments. Local funding, which makes up about half of the overall educational budget, is also being increased. (Source)

It's encouraging that the school security problem is getting more attention, but there are challenges to enter the educational market...

1. The average **Rhino Hide** implementation cost is $270,000 per school, which is a large expenditure for most districts.
2. School Boards plan their budgets a year in advance, which can delay implementation.
3. Most schools will choose to install **Rhino Hide** in off season so as not to interfere with regular class time, which may also delay installation.
4. Government facilities require regulatory considerations that may delay the process.

The fact is that even though schools are the intended primary market, initially the **Rhino Hide** company will need sales into alternative markets such as home security. Targeting smaller markets, in the private sector, will allow for more manageable growth and provide us with experience and time to acquire required certifications.

Invest in Our Company Today!

Schools safety is a massive rising market with tremendous potential, but more importantly, **I believe we can make a meaningful contribution to end the school shooting epidemic now.**

Let's leave the politics to the politicians. Those of us who have the experience and the drive to develop products and businesses can use our skills to do some good here.

I encourage you to invest, a couple hundred bucks or -- if you can afford it -- a couple thousand or more. I am 100% committed to **Rhino Hide** success!





PROTECTED BY
RHINO
HIDE

IDEA
Our Product was Invented
January 2018
April 2018
First Successful Test
Our Company was started
April 2018
June 2018
Launched on StartEngine
Fingers Crossed for Success
August 2018









Meet Our Team



Jason Giddings
Founder/CEO/Managing Member

Jason Giddings is Founder and Chief Executive Officer of Giddings Product Development, Inteliscope LLC. An aerospace engineer and a lifelong entrepreneur and inventor, Jason observed that many smaller custom product-based businesses could not afford to build up their own product development teams capable of professional-level industrial design. As a result, he founded Giddings Product Development in 2005. In 2007, services were expanded to include production tooling and manufacturing. In 2010, capabilities were further increased by the addition of printed circuit board design as well as software and firmware development. In 2013, he formed Inteliscope LLC, in an endeavor to create and manufacture a smartphone mount that turns your iPhone or Android into a low cost thermal scope for rifles and archery. Jason has several patents and has designed hundreds of products that are currently being sold in every corner of the world. Historical Positions: Giddings Product Development – Founder/CEO 2006 to May 2018 Inteliscope LLC - Founder/CEO - 2013 to May 2018 Inventor's Association of Idaho - VP - 2015 to May 2018 ScreenDoor-GreenHouse LLC -Founder June 2017 - Dec 2017 Rhino Hide - Founder/CEO January 2018 to present (full-time)

   



Richard Bowles
Lean Start-up Adviser

Richard Bowles is the founder and CEO of bTech Ventures International, a private research and consulting firm. That firm and affiliated topic experts focus on accelerating business growth, identifying the novel application of intellectual property and refining a wide variety of business methods in several industries. In aggregate, they provide 100s of years technical and business experience based on successes in the leading R&D labs and business units of the Silicon Valley, and Stanford



Murray Craig
Strategic Partnerships Adviser

Murray S. Craig is an entrepreneur and second-generation aviation expert who is the founder and CTO of Firestorm Emergency Services, LTD. Firestorm has developed the Tigerstrike technology for search rescue direction finding. Craig's storied career ranges from the successful development and sale of several software companies to award-winning work as a Lieutenant Colonel in the Civil Air Patrol as well as having aided the recovery effort of the Space Shuttle Columbia crash.



Bill Hertzberg
Licensing Adviser

Bill specializes in facilitating the development and placement of patented product properties. He offers consulting services in the fields of product commercialization, ideation, productization, market research, and alliance partnership development. IPD Consultancy develops intellectual property assets and researches applicable markets in an effort to understand and validate the highest and best means of applying new tools to commercial challenges.



John Overby
Incubator Coach

John's passion has always been to help the Greater Spokane region develop its technology based companies to create job opportunities and economic growth in the area. John has valuable expertise from creating successful back to back INC 500 companies and Directing Client Services at Sirti. John also founded or co-founded three companies, all of which were among the fastest growing companies in America under his leadership and were successfully sold. John received a BSEE degree from the

University innovation community. Overall, Bowles brings decades of practical, informed and clever energy to clients and makes significant contributions primarily for lean business ventures. Bowles has given several invited keynote speeches, authored and published over a dozen technical articles, and published over 500 books and papers authored by others.



University of Idaho.





Offering Summary

Maximum 1,070,000* Non-Voting Class B Units ($1,070,000)

*Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 10,000 Non-Voting Class B Units ($10,000)

Company	Rhino Hide LLC
Corporate Address	273 Birch Banks, Sagle Idaho 83860
Description of Business	Rhino Hide is a new category of product made from a 2-part composite-reinforced-liquid that can be poured into small holes at the top of any standard wall. The wall is filled, and the liquid chemically hardens in a few hours to make the walls or structures it is filled with, impervious to projectiles from small arms fire or extreme weather such as hurricanes or tornadoes.
Type of Security Offered	Non-Voting Class B Units
Purchase Price of Security Offered	$1.00 Per Unit
Minimum Investment Amount (per investor)	$100

Perks*

$1,000+

- Rhino Hide - "StartEngine Investor" Polo

$5,000+

- Rhino Hide bulletproof molded sample
- Rhino Hide - "StartEngine Investor" Polo

$10,000+

- Product Test Trip to Lake Pend Oreille (US investors only)
- Rhino Hide bulletproof molded sample
- Rhino Hide - "StartEngine Investor" Polo

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Rhino Hide LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Non-Voting Class B Units at $1 / unit, you will receive 10 Non-Voting Class B bonus units, meaning you'll own 110 units for $100. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

12 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rhino Hide has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rhino Hide be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

It's All Coming Together!

12 days ago

Some days just come together perfectly. **Yesterday** was one of those days. In the effort of starting this new company I have a lot of balls in the air. My overarching goal is to prepare for sales so everything I am doing right now is with that in mind. Last week we reached our maximum goal of $107,000. As you know these SEED funds are intended to accomplish three things:

1.) Finalize the chemistry for our product – This is important because it puts us in a position to file several patents regarding different aspects of the development work we have been doing. It also allows us to begin the necessary process required for certifying new building materials for use in construction.

Yesterday we received word from our chemist that he has determined the final formulation and will provide the "recipe" for bulk production very soon. This doesn't mean we are done but it does mean we can start to move forward with patenting and certifications.

2.) Complete the design for the computer controlled mixing station – This pumping system will be used by our certified installers for large installations. A couple weeks back I had prototypes of the mixing wand and the controller PCB made but discovered a mistake on one of the parts. I was forced to redesign the part. Last week I received the new prototype parts but have been overwhelmed with the campaign, so I haven't had a chance to test it.

Yesterday I was able to assemble the wand and test the PCB function. To me this was a big milestone and it worked perfectly. The prototype pumping system is not complete. There is a lot of work yet to do but this was a big step forward.

3.) Recruit 100 companies to become certified installers in the first year – Our certified installers are the key to getting product installed all over the United States and providing top notch customer service.

Yesterday we went over 100. We still need to vet the list of installers. It is important they meet certain requirements that we are developing now. Once we are nearly ready to begin sales, we will work directly with them to integrate their services.

With the above traction in mind, we have decided we are ready to extend our fundraising goals up to a maximum of $1.07M. The increased investment will be dedicated to all new list of goals:

- File patents on all newly discovered and novel product features.
- Perform required product certifications for construction use.
- Prepare a web portal for use by customers and Installers with special training content
- Set up small distribution center in Sandpoint Idaho.
- Begin marketing to end customers
- Bring in wall filler inventory for sales into DIY market
- Build up inventory of installation equipment for certified installers
- **BEGIN SALES!!**

We expect to have all the paperwork for the StartEngine Amendment to increase our funding goals ready within about the next week or so. The big parts are the GAAP Compliant CPA Review, which will be done Thursday, and the Attorney buy-off of the SEC filing which is ready and waiting. **This will allow those of you who oversubscribed, after we met our goal, to receive your equity.**

This is really starting to get fun... The next few months should prove to be exciting!

  

Thank You All!

18 days ago

Rhino Hide has exceeded its maximum funding goal of $107,000 and is now oversubscribed.

What does this mean for the campaign?

Potential investors can still commit indications of interest by investing as before. A portion of the previous commitments will fail or never reach escrow, so those of you who invest after the goal is reached will receive equity in the order your investment was made until the total reaches the $107,000 mark.

How are these commitments different than before?

Anyone who attempts to invest will not actually be submitting an investment, but will be marked as an ***"indication of interest"*** and put on a wait-list. StartEngine will reach out to all not-cleared investments with the hope to clear them or open up space for the wait-list. Once space becomes available, StartEngine selects the appropriate "indication of interest" commitment and notifies them to confirm their investment to take the spot and make it binding.

Thank you all so much for making this venture come to life. Stay tuned as i will continue to post updates as frequently as possible.

Jason Giddings - CEO - Rhino Hide

Bonus Challenge-Coin to All Investors

21 days ago

That's right! *Every single investor* will receive one of these high-quality, all-metal, 1.75", Challenge-Coins, if we reach our maximum goal of $107,000 within the next 3 weeks. This morning **we hit $101,750**, so it's looking like we have a pretty good chance. If you haven't invested, now is the time, and be sure to SHARE, SHARE, SHARE



  

Don't Miss Out!

24 days ago

Yesterday, I spoke about Rhino Hide Bulletproof Wall Filler at the annual **Idaho Economic Summit** and it was a massive success! I showed off our prototype parts and discussed our progress so far. By this morning the campaign had **raised nearly $7,000 more**. Plus, I have several folks interested in putting in larger amounts over the next few days and weeks. It looks to me like we may reach our maximum goal quite early.

We only have a few weeks until the deadline. Be sure to get your investments in as early as you can so you **don't miss out!**

Click on the link below to view the presentation…

https://www.dropbox.com/s/tzac5vqkfnsiww5/Rhino%20Hide%20One-Page%20Summary.docx?dl=0

…And, as always please share the campaign again and again. - Every share helps!



4 Phases of Marketing to Make Rhino Hide Successful

about 1 month ago

Starting a new business in a lean way is the key, and it's not an easy task with a company that has as much short-term growth potential as Rhino Hide. Our market consists of several very large verticals, each of which has complicated sales cycles and various other barriers to entry. As an example; offering the bulletproof wall filler for use in schools can require a sales cycle of as much as two years or more because school budgets oftentimes require a bond to be passed within the community. Considering these sorts of challenges, we have developed a strategy that will allow our new company to realize its full potential within just a few years, but still start in a very lean way…

Phase 1: **Direct to Private Consumers**

We will start gradually, by selling our product directly to the 68 million folks in the US that consider themselves preppers. These are folks who are interested in preparing in advance for natural or other disasters. Personal safe rooms and storm shelters have become big business in the US. By advertising "Do it Yourself" (DIY) Kits into Facebook and other social media we can sell directly to this group using our website to take orders and fulfill Rhino Hide bulletproof wall filler from our headquarters in Sandpoint Idaho. Advantages to selling directly to private consumers include:

- Short sales cycle – private consumers can choose to purchase product almost immediately.
- Limited certifications required – government projects will require more sophisticated certifications.
- No installation equipment or certified installers required – DIY installers can install Rhino Hide with standard tools.
- Smaller more manageable orders to fulfill as the company develops internal processes.
- Higher margins – by selling direct we avoid the middle-man and charge full price for the product.

Phase 2: **Certified Installer Network**

This is really the marketing meat and potatoes of the Rhino Hide sales strategy. Certified Installers are specially vetted companies, all over the US, capable of high-quality installations and customer service. They will have access to specialized installation equipment, capable of extremely large installation projects such as:

- Schools
- Government Buildings
- Community Storm Shelters
- Hotels
- Data Centers
- Theaters
- Businesses

We have already started to build our Certified Installer Network and plan to start selling equipment and wall filler product to them within 4-6 months after sales start. We have signed up nearly 100 companies already and expect to sign up at least 300-400 across the US over the next couple years. These companies will help us provide excellent customer service and sales to each of their already existing customer bases. We will also advertise specifically to their areas and provide each one a portal on our website to funnel customer traffic directly to them. This will be our largest sales channel and will result in very rapid growth which can be controlled to some degree by the number of Certified Installers we bring on, and the amount of advertising we push out. The benefits of developing a Certified Installer Network include:

- Excellent customer service
- Equipment sales of $3M in the first 2 years of operation
- Wall filler product sales of more than $5M in the first 2 years of operation
- Very rapid growth trajectory
- Each business becomes a motivated part of our sales force
- Each Certified Installer is vetted, insured and thoroughly trained to do quality business in their location

Phase 3: **Retail Distribution**

By the end of year 2 we expect to be ready to consider taking on sales into stores such as Home Depot, Lowes, and Ace Hardware. It is tough to sell into this market. Margins are slim, using their EDI systems requires a lot of extra effort, and insuring that they stick to their Minimum Asking Prices (MAP) is like herding cats, but the volume of sales can be remarkable. We may decide that this is not in line with our goals but for now all options are on the table.

Phase 4: **International Distribution**

By the end of year three we would like to start offering our product overseas. The product is not well suited for export. It is heavy and requires large volumes for most projects. We may be able to manufacture it in large quantities and ship it in large tanks by ocean freight, to a distribution centers that then repackages it into smaller containers, but this is still a very costly method of distribution. The most likely scenario is that we will license the branding and formulation to companies all over the world.

We are within $20K of our maximum goal and have one month to go. It is going to be a close call. $100 from each follower who hasn't invested yet will push us over the top!

Please take a moment to share Rhino Hide with everyone you know by clicking on one of the buttons

Please take a moment to share Rhino Hide with everyone you know by clicking on one of the buttons below.

  

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rhino Hide has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rhino Hide be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Reason #6 of "Top 5 Reasons" Below...

about 1 month ago

Here's another great reason to invest in Rhino Hide: Crowditz.com reports that Rhino Hide is a "momentum leader" and in the top 5% of crowdfunding projects! The report goes on to say that the Rhino Hide project is "very likely" to reach the maximum funding goal!

NUMBER OF INVESTORS	PERCENT OF MINIMUM RAISED	PERCENT OF MAXIMUM RAISED	LIKELIHOOD OF REACHING MAX
274	869%	81%	LIKELY 
DOLLARS PER DAY TO REACH MAX	DOLLARS PER DAY COMMITTED	DOLLARS PER DAY - CATEGORY-	DOLLARS PER DAY COMMITTED - ALL COMPANIES
$628	$730	$1,258	$912

In the graphic above, supplied by Crowditz.com, you can see that Rhino Hide has raised an average of $912 per day and only needs to raise an average of $628 per day to reach the maximum goal.

 This is encouraging, without a doubt but; **to get over the hump we need your help.** If you haven't invested, please consider investing _now_. If you have invested take just a moment and share the Rhino Hide campaign, simply by clicking on one of the three links below. If each of the **542 Rhino Hide followers** shared Rhino Hide with all their connections it would be a **massive boost!**

Thanks in advance!



Top 5 Reasons to Invest -or- INVEST AGAIN

about 1 month ago

5. Christmas is Coming – If you're anything like me, you probably have some people on your list that have everything. Getting young people, a stake in Rhino Hide is a way to **get them interested in investing**, which can have a huge positive impact on the rest of their lives.

4. Extremely High Return Potential – Rhino Hide has started recruiting companies to be certified installers. By the end of the campaign we expect to have at least 100. Within 2 years we expect to have 300-400. If each installer only performed an average of 4 installs per year, Rhino Hide would have gross sales of over **$300M per year**. Our plan is to find an acquisition partner by year five. You would get dividends on profits until then and when the company sells you could see a **100X return**. That means $100 could become $10,000 or $1000 could become $100,000.

3. Missed Opportunity – It is becoming very likely that we will reach our goal early. We just turned on some new marketing, plus StartEngine tells me that there is typically a significant increase in investments towards the end. **Don't miss your opportunity!**

2. Low Risk – Every day that we get closer to our $107K goal we are making progress in the development of the Rhino Hide business. While all investments have risk, especially early ventures like this one, day-by-day we are taking steps to insure success. Since the beginning of the fundraising we have accomplished the following:

- Raised over $79,000 so far in our StartEngine seed round.
- Thoroughly tested several blends of Rhino Hide to perfect the chemistry. Testing has been very successful. Currently adding features such as fire resistance, soundproofing, and insinuative qualities.
- In-depth patent searches have been done. A provisional patent has been filed. Opportunities for several other patents have been discovered which will be pursued as soon as possible.
- Designed the computer-controlled pumping and mixing equipment used for larger installations, by our certified installers. Prototype should be complete in about a week.
- Developed simplified DIY installer procedure using hand mixing for smaller amounts using standard tools. This opens a whole market for folks who want to install this in their personal storm shelters.
- We have recruited about 85 companies for our Certified Installer program.

Each one of these accomplishments helps take some of the risk out. **Once we meet our "3 BIG GOALS"**; 1.) Production ready computer mixing equipment, 2.) Production ready Chemical formulation, 3.) 100 certified installers, we will be reevaluating the company valuation. The next phase of investment will be more expensive.

1. Invest in Something that Matters - Schools safety is a massive rising market with tremendous potential, but **most** importantly, I believe we can make a **meaningful contribution to end the school shooting epidemic now**. Those of us who have the experience and the drive to develop products and businesses can use our skills to do good! **This is our superpower!**

Sobering Look at a Typical Active Shooter Drill

about 1 month ago

This video will blow you away!


Here's what an active shooter drill for 4th...
Watch later
Share
CBS THIS MORNING

Kick'n Butt

about 2 months ago


Rhino Hide is now and actively recruiting
Certified Installers all over the US!

Rhino Hide has been making **better-than-expected progress** in our StartEngine Campaign. This has allowed us to withdraw some of our funds and use them to start meeting our goals!

Over the last few months we have been able to accomplish the following:

1.) We designed our computer controlled metered mixing equipment. This will be used by our certified installers to do large scale installations that are too big to do by hand mixing and pouring. We have also began prototyping the equipment. Over the next few weeks I'll post more images of the process.

2.) We also began work with an R&D chemical developer. As you have seen in the video, our product works great, but we want to improve some of the features. The chemists we are working with can perfect and certify Rhino Hide for fire resistance, sound proofing, and insulating qualities. They're also helping us reduce the production cost significantly.

3.) Finally and most importantly... Not long ago we started informally collecting business contacts who are interested in becoming Certified Rhino Hide Installers. This effort has been going very well and now we're ready to make it official! We hope to recruit between 100 and 400 companies, all over the United States, who are interested in expanding their operations to include Rhino Hide installation. This is the key to making the Rhino Hide business explode. By partnering with other companies across the US, we will benefit from their knowledge of each local market, and each installer will be benefited with a whole new customer base with little or no competition.

If you are interested in becoming a Rhino Hide Certified Installer please go to: **www.rhino-hide.com/certified_installers**

I have one simple request that will only take a few minutes - **Please help us to spread the word!** This is so important to our cause and really helps a lot for such a little effort. Simply use the link **www.startengine.com/rhino-hide** Share it on Facebook or just send it to your friends.

Projections!

about 2 months ago

Would you like to get an insiders view of Rhino Hide Bulletproof Wall Filler's conservative financial estimates for the first year? Click **HERE**

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rhino Hide has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rhino Hide be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

On the fence? See the Link Below!

3 months ago

We had an Investor visit us for the last two days from Colorado. Please click the link below to see the presentation our team gave...

Presentation Link

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rhino Hide has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rhino Hide be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Metered Mixer

3 months ago

It's been a while since my last update. I spent a week in Hell's Canyon for my brother's wedding. I am back to work and making progress on the metered mixer design for the certified installers. Take a look....





Press Release - Sorry Wrong Link

3 months ago

Sorry folks. StartEngine just notified me that the previous update link was wrong. Please try this one...

http://rhino-hide.com/press-release/

First Rhino Hide Press Release!

3 months ago

This is our first ever Rhino Hide national press release. Please pass it around and do what you can to get the word out. Thanks!

https://rhino-hide.com/press-release/

Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rhino Hide has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rhino Hide be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Message from Debbie - This is my motivation!

4 months ago

With her permission...

 "Good morning Jason, I just came across a news piece that a friend of mine on Facebook shared ... it's one that a local news

channel here in Boise did on you and your Rhino Hide. I was so excited to see it I jumped out of bed to write you! I need this product, like... yesterday. It's for personal use.

My daughter and her husband's house in the Boise area was shot up by gang members on Memorial Day weekend. The gang members were targeting a house across the street from theirs. They stood in my daughters' backyard, just on the other side of their fence and shot 20 rounds through her yard across the street into the neighbor's house.

Thankfully no one was hurt but the gunfire happened just outside my daughter's bedroom window where her husband and their new baby were sleeping. One of the bullets hit their house inches from where their heads were.

This terrifying experience has caused my daughter to have PTSD. She has not been able to sleep in their room since. They spent the first 3-4 weeks sleeping at various family members' homes. Now they are back in their home sleeping in the living room. They need their master bedroom walls to be bulletproof just in case this happens again... and to give her a sense of security.

They own the house and are unable to afford to move. How can we get some of your Rhino Hide? I hope it's not too expensive. These kids have already installed security lights and cameras outside, bought a dog, petitioned the city to turn on street lights behind their house in the vacant construction zone, and spent hours working with investigators to get the guys who did it. The guys left the state and are on the loose... and the guys they were trying to shoot still live across the street!

Can Rhino Hide be pumped into the walls of a house? There is no plumbing in the 2 walls we need it pumped into, but there is electrical. We need this asap. Thank you so much!"

If you look closely you can see the bullet holes in the images below...



More Traction AND our First Disbursement!!

4 months ago

I just had some wonderful news! You may have seen below that our first disbursement has been approved. Now it's just a matter of waiting another 10 days or so for the funds to transfer. Thank all of you **so much** for the momentum so far! This will change everything. With a portion of this first tranche, I will be turning on some major marketing to get the word out. Up until now It has only been word of mouth and organic StartEngine traffic.

There are a couple other exciting developments. This morning **I was contacted by a columnist from TownHall**. TownHall is a massive and trusted online news provider. They are planning on doing a Rhino-Hide story over the next few days. **I am also meeting with a reporter from KREM 2 News on Monday who will be doing a TV interview** with me. I will post these as soon as they are go live.

Finally - I don't have any pictures relative to the above update so instead, here is a screenshot of one of the pump designs I am working on that will be used by certified installers to automatically measure and mix the two-part Rhino-Hide Bulletproof Wall Filler chemicals. Two of these assemblies will be placed on a special cart with some computer controllers. This equipment is not required for installation but it will make it much easier for large projects.





Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Rhino Hide has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Rhino Hide be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Go Big or Go Home

4 months ago

Over the last week I have spent a good portion of my time researching chemical compounding companies. My strategy is to partner with a company that is already set up to manufacture the two-part chemicals that makes up Rhino Hide Bulletproof Wall Filler. This will save time and money in our effort to get to market as lean and quickly as possible. The product will also be dropped shipped directly to the certified installers. **This "Just-in-Time" technique solves the shelf-life issue and further reduces our operating costs**, since we won't need massive warehousing and distribution centers.

A company called **Seatex is at the top of my list**. Seatex an industry leader providing turn-key liquid and dry solids compounding, toll manufacturing and private label packaging services for the chemical industry. It occupies a combined 510,000 square feet on 58 acres at its two locations. Seatex is a partner and Charter Member of ChemBlend International (CBI), an alliance of five chemical manufacturers with strategically located staging points across the US.



Color Options

5 months ago

Based on feedback, I have decided to offer a few colors for the first level perk. Currently there are only men in that perk group. I will work on a women's version of shirt as well.



Building Traction

5 months ago

Last week was very exciting for Rhino Hide on a few fronts!

- I met with a company that is building a super high security server facility and is interested in using Rhino Hide in their 2 acre campus. This high tech compound uses state-of-the-art artificial intelligence to secure their data, and are constructing some of the the finest hardened buildings and security walls around.
- I met with a school principal who is expanding his school and would like to install Rhino Hide in the new construction.
- I spoke with a company who will likely become our first certified installer, located in Georgia. His company specializes in security doors and he wants to expand to be able to provide complete security systems to schools, homes and other buildings in his region. We are planning a trip for him to come to Idaho and work with us on a local installation so that he'll have all the knowledge he needs to do his own installations.
- Today I will be meeting with the folks at StartEngine to kick off their marketing program. Their experience in providing marketing that gets the word out to potential investors should prove to really get this campaign fired up, after a tremendous start!

Shirt Concept

5 months ago

Those of you who have invested $1000 or more are getting a shirt once the campaign ends. Here's the first concept. Let me know if you like it or hate it and why... I'll make changes as we go. The shirt is 100% polyester and printed with a sublimation printer so the fabric will still breath very nicely.



Certified Installers for Rhino Hide Bulletproof Wall Filler

5 months ago

I have had some interest from companies that would like to become **Certified Rhino Hide Installers**. This could be a very good business opportunity for a company that is looking for some kind of advantage in their local areas. If you have an interest in becoming a certified installer, or know someone who is, please go to our website sign-up page at http://rhino-hide.com/certified_installers/

Great Progress for a Single Day

5 months ago

$16,730 in the first 24 hours! Rhino Hide is on it's way, thanks to all of you!

Rhino Hide Meets the Minimum Goal in Just Over 16 Hours!

5 months ago

Thanks to all of you, as of 5am, here in Idaho, Rhino Hide Bulletproof Wall Filler has met the minimum goal of $10,000. This is truly a fantastic start. My personal goal was to reach this level within the first 3 weeks, which would allow for some advertising in an effort to reach the $100K mark before 90 days. At This point it looks like I have underestimated the power of equity crowdfunding. ***Thank you all and please take a minute to spread the link to all your friends - together we can end school shootings!*** ***www.startengine.com/rhino-hide***

Comments (104 total)

Add a public comment...

0/2500

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CL Neenan a day ago

Absolutely brilliant Jason!! The uses for this sound-proofing music studios at home & in buildings are endless! I can think of many uses off the track of your original intention for it. I would love to see police cars somehow strengthened with this especially in the larger cities...It could save a few lives no doubt.
You are a genius for inventing something that can have so many applications!
Thank you so much for your dedication & commitment!!
-CLN

Jason Giddings Rhino Hide - Issuer a day ago

Thank you so much CL. We are constantly discovering new applications for our product. As an example; we are currently looking at ways to install it on existing roof structures to help protect against hurricane and tornado damage

tornado damage.

bradly ohlin Rhino Hide - Potential Investor 5 days ago
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Best Regards
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Mike Woo Rhino Hide - Potential Investor 21 days ago
Hello Jason.
I really appreciate the time and effort you put into these updates on regular basis. These updates giving me a confidence in your company.

I have few quick question:

1) When are you going to release detailed information on your chemical mixing machine prototype?
2) How many installers have you recruited so far? If you have reached first 100 already, when are you going start training your authorized installers for the Rhino Hide installation?
3) When Are you going to start to raise your next round of $900K funding?

Many Thanks

> **Jason Giddings** Rhino Hide - Issuer 21 days ago
> Thanks Mike!
> Regarding your questions...
> 1.) I am currently prototyping the mixing machine, but it's mostly a bunch of parts. I am in a holding pattern at the moment because the mixing nozzle prototype was delivered and found to have a major problem... (I left some surface features in the model) so I fixed the problem and am waiting on a new one to arrive. I have also been overwhelmed with a presentation I gave last week at the annual Idaho Economic Summit. The speech went great but it took a lot of preparation. Also, I am preparing for the next round of funding which will likely start about the time this one ends. There's a bunch of bookkeeping and various other legal tasks keeping me busy on that front. Here's a link to a photo of the parts pile I mentioned...
> https://www.dropbox.com/s/flj2rkmm0cc375o/IMG_7342.JPG?dl=0
> 2.) So far I have recruited 93 Installers but it is important to note that I don't expect them all to make the cut. Once we are ready to start vetting them I expect some won't be ready to become certified. One of my short term goals is to develop the criteria to decide what traits we need in a Certified Installer.
> 3.) I hope to be ready to start the $900,000 round shortly after this round ends but there is a tremendous amount of work that needs to be done for that to happen.

Craig Vom Lehn Rhino Hide - Potential Investor 21 days ago
Thanks for the recent update. What valuation will the $2M raise be at?

> **Jason Giddings** Rhino Hide - Issuer 21 days ago
> Thanks for your question Craig. To be clear, the next raise will be closer to $900,000, after we get past the current seed round. The valuation for the next round will be around $2,107,000. This is just based on the amount of investment that is coming in now, added to the original valuation. I seriously considered increasing the valuation because we have had some nice traction over the last few months, but I decided to leave it where it is now, to give folks a better deal, which I think will help us raise the full amount.

Dale Mason a month ago
While i wish you the best of luck with the business, pitching this as "alternative school defense" is right up there with arming the teachers. Any school administrator recommending they spend there non existent budget on defensive measure like this for public schools is addressing the wrong end of the stick and completely missing the point. Making our school like a fortress does not prevent shootings and a product like this only creates a false sense of security like "floaties" teach the kids to swim problem solved. Again interesting product for military, police command centers, etc not for schools-a product like this is a band-aid. Address the root cause not the symptom. I live in Parkland, FL the shooting in Feb. took place in my neighborhood, lasted 6 mins and these walls would have made no difference, yes tragic for everyone and i commend everyone for looking at solutions-making our school defensive bunkers is not one of them. I wish all of you the best with this product and business ventures.

> **Jason Giddings** Rhino Hide - Issuer a month ago
> Hi Dale, I am really trying to make a non-political solution to a real problem, but I keep seeing politics creeping into the discussions. I don't agree with much of what you just said but I do appreciate your point of view. I do agree that arming teachers is not a good choice, typically. I also don't think taking guns away from the entire country is at all realistic. Both sides have talking points that are usually tied to some agenda. Making school walls bulletproof can give kids a place to shelter until the police arrive. How would this not made a difference?

Randy Wexler   Rhino Hide - Potential Investor   a month ago

Jason,

Following-up on my list of questions below. Thanks.

> **Jason Giddings**   Rhino Hide - Issuer   a month ago
>
> So Sorry Randy, I only saw your first comment. I didn't realize you had a list of questions in a previous comment. Please see my answers below. I will post them in a few minutes.

Randy Wexler   Rhino Hide - Potential Investor   a month ago

Jason,

I found the answer to my question 8. In the original campaign, I asked about doubling as an insulator. I see you updated the formulation for additional properties to include fire, sound and thermal. That's great news!

It seems that the link to the financial projections is no longer valid.

> **Jason Giddings**   Rhino Hide - Issuer   a month ago
>
> Randy, can you tell me where you found the link the the financial projections? I am hoping to update it but I

don't see it. - Thanks

Jason Giddings **Rhino Hide - Issuer** a month ago
Thanks Randy - I'll check on the link a bit later today.


(SHOW MORE COMMENTS)




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VIDEO TRANSCRIPT (Exhibit D)

School Shootings are getting more and more frequent.

We can do a better job protection our kids.

Introducing...

Rhino Hide Bulletproof Wall Filler

Hi, I'm Jason Giddings. I'm an aerospace engineer with a background in aircraft composites materials. I invented Rhino Hide bulletproof wall filler to end school shootings.

Today we'll be testing Rhino Hide bulletproof wall filler.

The orange portion of the targets you see here are standard wall sections with Rhino Hide inside.

Test 1: 9mm Hollow Point

Test 2: AR-15 Hollow Point

Test 3: 9mm Full Metal Jacket

Test 4: AR-15 Full Metal Jacket

Test 5: 12 Gauge Buckshot

Test 6: multiple Shot Barrage

Test 7: 2 More Buckshot

Overall... Not one bullet penetrated Rhino Hide bulletproof wall filler

This one missed the Rhino Hide

(under my breath) ha ha ha no problem

Easy penetration where there is no Rhino Hide

Seeking Investors

www.rhino-hide.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.